

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Robert R. Krakowiak
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge Inc.
39675 MacKenzie Drive, Suite 400,
Novi, Michigan 48377

      Re: Stoneridge Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed February 28, 2019
          File No. 001-13337

Dear Mr. Krakowiak:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Transportation and Leisure